UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Riverview Acquisition Corp.
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

769395 104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449534205
1	NAMES OF REPORTING PERSONS
Riverview Sponsor Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,925,000 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
4,925,000 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,925,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.7%(1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
R. Brad Martin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,925,000 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,925,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,925,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.7%(1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
See Item 4. These are the Issuer’s shares of Class B common stock, which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination, as more fully described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-255116).

(2)
Based on 25,000,000 shares of Class A common stock issued and outstanding as of November 22, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 22, 2021 and assuming the conversion of all the shares of Class B common stock held by Riverview Sponsor Partners, LLC.

Item 1(a).	Name of Issuer
Riverview Acquisition Corp. (the “Issuer”)
Item 1(b).	Address of the Issuer’s Principal Executive Offices
700 Colonial Road, Suite 101
Memphis, Tennessee 38117
Item 2(a).	Names of Persons Filing
Riverview Sponsor Partners, LLC and R. Brad Martin (the “Reporting Persons”)
Item 2(b).	Address of the Principal Business Office, or if none, Residence:
700 Colonial Road, Suite 101
Memphis, Tennessee 38117
Item 2(c).	Citizenship
Riverview Sponsor Partners, LLC is a limited liability company formed in Delaware. R. Brad Martin is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities
Class A common stock, $0.001 par value per share.
The shares of Class A common stock are the class of common stock of the Issuer registered pursuant to the Act. The Reporting Persons own shares of Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with a Business Combination, the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 19.7% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by public stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of a Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor, officers or directors upon conversion of loans made to the Issuer, provided that such conversion of shares of Class B common stock will never occur on a less than one-for-one basis.

Item 2(e).	CUSIP Number
769395 104
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.
☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.
☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	(d) Investment company registered under Section 8 of the Investment Company Act.
☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).
☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).
☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).
☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.
☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).
Not applicable
Item 4.	Ownership
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.
As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 4,925,000 of the Issuer’s shares of Class B common stock, representing 19.7% of the total shares of Class A common stock issued and outstanding and assuming the conversion of all the shares of Class B common stock of the Reporting Persons. The shares of Class B common stock are automatically convertible into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-255116).
The percentage of the shares of Class B common stock held by the Reporting Persons is based on 25,000,000 shares of Class A common stock issued and outstanding as of November 22, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 22, 2021 and assuming the conversion of all the shares of Class B common stock held by Riverview Sponsor Partners, LLC.
Riverview Sponsor Partners, LLC is the record holder of the shares reported herein. R. Brad Martin is the managing member of RBM Riverview, LLC, which is the managing member of Riverview Sponsor Partners, LLC. Consequently, he may be deemed the beneficial owner of the shares held by Riverview Sponsor Partners, LLC and has voting and dispositive control over such securities.
Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification
Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 11, 2022
RIVERVIEW SPONSOR PARTNERS, LLC, a Delaware limited liability company

By: RBM Riverview, LLC, its managing member
	By:	/s/ R. Brad Martin
	Name:	R. Brad Martin
	Title:	Managing Member
/s/ R. Brad Martin
R. Brad Martin
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)